Exhibit 1

FOR IMMEDIATE RELEASE	7 March 2017

WPP plc (“WPP”)

Director’s Dealing

WPP was notified on 6th March 2017 that Mr Hugo Shong, a Non-Executive Director of the Company, purchased 4,583 WPP American Depositary Receipts (ADR) shares at $107.879 per ADR on 3 March 2017. Mr Shong’s holding in WPP is now the equivalent of 22,915 WPP ordinary shares.

Notification of Transaction by Person Discharging Managerial Responsibilities:

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Hugo Shong
2.	Reason for the notification
a)	Position / status	PDMR (Director)
b)	Initial notification / amendment	Initial notification
3.	Details of issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	WPP plc
b)	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	American Depository Receipts (ADR) Shares
	Identification Code	US92937A1025
b)	Nature of the transaction	Acquisition of ADRs

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 107.879	4583

d)	Aggregated information - Aggregated volume - Price	Price(s)	Volume(s)	Total
		USD 107.879	4583	USD 494409.61

e)	Date of the transaction	2017-03-03
f)	Place of the transaction	NASDAQ

Contact:

Feona McEwan, WPP     +44 (0) 207 408 2204

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